07026159

RECEIVED 2007 PROCESSING SECTION

SOLBEC
PHARMACEUTICALS LTD

SUPPL

APPOINTMENT OF DIRECTOR

Summary
- Mr. Russell Barnett appointed to the Board of Directors

Perth, Australia. 24 July 2007: The Company (ASX: SBP) is pleased to announce that it has appointed Mr. Russell Barnett as a Director of the Company.

Mr. Barnett has over 15 years experience in technology commercialization, innovation management, new venture creation and venture capital markets with a wide range of organizations throughout the Asia Pacific region. He is the Principal and founder of Australian Venture Consultants Pty Ltd, a management consulting practice providing expertise in these areas to universities, research funding agencies and other innovation intensive organizations. Mr. Barnett holds a number of other directorships including Chairman of Kirke Securities Limited and non-executive director of Rewire Therapies Limited.

Mr. Barnett's experience and range of contacts will be of considerable benefit to the Company particularly in areas of strategy and innovation.

PROCESSED
AUG 2 7 2007
THOMSON FINANCIAL

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Further Information:

David Sparling	Tony Kiernan
General Manager	Chairman
Tel: (08) 9446 7555	Tel: (08) 9446 7555
Mob: 0417 721 972	Mob: 0418 912 843
Email: david.sparling@solbec.com.au	Email: tony.kiernan@solbec.com.au

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine® for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au

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